                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13G
                                (Rule 13d-102)


                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13-1(B), (C) AND (D) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13-2(B)
                            (AMENDMENT NO.      )
                                           -----


                           ONYX SOFTWARE CORPORATION
         -------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  683401 101
                   -----------------------------------------
                                 (CUSIP Number)

                               DECEMBER 31, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)
          [_]  Rule 13d-1(c)
          [X]  Rule 13d-1(d)



                               Page 1 of 7 Pages
                    An Index of Exhibits appears on Page 7

-----------------------                                  ---------------------
  CUSIP NO. 683401 101            Schedule 13G             PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


      Michael D. Racine
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          625,051
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             350,505
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          625,051
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          350,505
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      975,556
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11

      5.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!



                               Page 2 of 7 Pages
                    An Index of Exhibits appears on Page 7

                                 SCHEDULE 13G

Item 1(a).  Name of Issuer.

     This Schedule 13G relates to Onyx Software Corporation, a Washington corporation (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 3180 - 139th Avenue S.E., Suite 500, Bellevue, WA 98005.

Item 2(a).  Name of Person Filing.

     This Schedule 13G relates to Michael D. Racine.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

     The business address of the reporting person is c/o Onyx Software Corporation, 3180 - 139th Avenue S.E., Suite 500, Bellevue, WA 98005.

Item 2(c).  Citizenship.

     Mr. Racine is a United States citizen.

Item 2(d).  Title of Class of Securities.

     This Schedule 13G relates to the Company's common stock, $.01 par value (the "Common Stock").

Item 2(e).  CUSIP Number.

     The CUSIP number for the Company's Common Stock is 683401 101.

Item 3.  If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing Is a:

     (a) [_]   Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [_]   Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_]   Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.


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     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e) [_]   An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13-d-1(b)(1)(ii)(F).

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j) [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                                Not applicable.

Item 4.  Ownership.

     The following describes the ownership of Common Stock by Michael D. Racine as of December 31, 1999:

     (a)  Amount beneficially owned:  975,556 shares (1)

     (b)  Percent of class:  5.5%

     (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or direct the vote:  625,051 shares

              (ii) Shared power to vote or to direct the vote: 350,505 shares(1)(2)

             (iii)  Sole power to dispose or to direct the disposition of:
                    625,051 shares

              (iv)  Shared power to dispose or to direct the disposition of:
                    350,505 shares (1)(2)

     (1) Represents 625,051 shares held of record by Mr. Racine and 350,505 shares Mr. Racine holds as community property with his spouse.

     (2) Power to vote or to direct the vote of, and power to dispose or to direct the disposition of, the reported 350,505 shares is deemed to be shared between Mr. Racine and his spouse.


                               Page 4 of 7 Pages
                    An Index of Exhibits appears on Page 7

Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certifications.

     Not applicable.


                               Page 5 of 7 Pages
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                                   SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  February 7, 2000


                                  /s/ MICHAEL D. RACINE
                                  --------------------------------
                                  Michael D. Racine


                               Page 6 of 7 Pages
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                                 EXHIBIT INDEX


(1) Statement required by reporting persons pursuant to Rule 13d-1(k)(1) (see signature page).



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